
June 8, 2010

By U.S. Mail and Facsimile to (303) 293-5475

Daniel M. Quinn
President and Chief Executive Officer
Guaranty Bancorp
1331 Seventeenth Street, Suite 300
Denver, Colorado 80202

> **Re: Guaranty Bancorp**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **File No. 0-51556**

Dear Mr. Quinn:

We have reviewed your filing and have the following comment. If you disagree, we will consider your explanation as to why our comment is inapplicable. Please be as detailed as necessary in your explanation. After reviewing your response, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2009

1. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

*   *   *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gregory Dundas, Attorney-Adviser, at (202) 551-3436 or me at (202) 551-3418, with any questions.

Sincerely,

William Friar
Senior Financial Analyst